 Registration No. 333-

As filed with the Securities and Exchange Commission on September 26, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELTEK LTD.
 (Exact Name of Registrant as Specified in its Charter)

State of Israel	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

20 Ben Zion Gelis Street,
Sgoola Industrial Zone,
Petach Tikva 4927920, Israel
+972-3-9395025
 (Address and telephone number of Registrant’s principal executive offices)

2018 Share Incentive Plan
(Full title of the plan)

Eltek USA Inc.
250 Commercial Street, Suite 2022
Manchester, New Hampshire, 03101
603-421-0020
 (Name, address and telephone number of agent for service)

Copies of all Correspondence to:

Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Tel: 212-238-8605 Fax: 212-732-3232	Alon Mualem , CFO Eli Yaffe, CEO 20 Ben Zion Gelis Street, Sgoola Industrial Zone, Petach Tikva 4927920, Israel Tel: +972-3-9395025 Fax: +972-3- 9342584
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated fi ler,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒      Smaller Reporting Company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee (2)
Ordinary Shares, par value NIS 3.00 per share	376,482	(3)	$3.50	(4)	$1,317,687	$159.70
Ordinary Shares, par value NIS 3.00 per share	75,066	(5)	$4.17		$313,025	$37.94
Ordinary Shares, par value NIS 3.00 per share	12,952	(5)	$2.69		$34,841	$4.22
Ordinary Shares, par value NIS 3.00 per share	35,500	(5)	$6.38		$226,490	$27.45

(1)
In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of shares of the Registrant’s ordinary shares, par value NIS 3.00 per share (the “Ordinary Shares”) that may be offered or issued pursuant to the 2018 Share Incentive Plan by reason of stock splits, stock dividends or similar transactions.

(2)	Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, as follows: proposed maximum aggregate offering price multiplied by 0.0001212.

(3)
Issuable under options and other share incentive awards, including additional issuances pursuant to the Registrant’s rights offering, that may be granted in the future under the 2018 Share Incentive Plan.

(4)
Pursuant to Rule 457(h) and (c) under the Securities Act of 1933, as amended, the proposed maximum offering price per share is calculated based on the average of the daily high and low sale prices ($3.75 and $ 3.25) of the Ordinary Shares, as quoted on the NASDAQ Capital Market on September 23, 2019.

(5)	Issuable under options previously granted under the Registrant’s 2018 Share Incentive Plan.

(6)
Pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, in the case of Ordinary Shares purchasable upon exercise of outstanding options, the proposed maximum offering price is the weighted average exercise price per share of the outstanding options granted pursuant to the 2018 Share Incentive Plan.

___________________________

This Registration Statement shall become effective immediately upon filing as provided in Rule 462 under the Securities Act of 1933.
__________________________

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of this registration statement on Form S-8 (this "Registration Statement") will be sent to or given to participants in Eltek Ltd.’s 2018 Share Incentive Plan as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Securities Act").  In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.  These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute the prospectus as required by Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the following documents filed with the Commission pursuant to the Securities and Exchange Act, as amended (the "Exchange Act") (Commission File No. 000-28884):

(a)	The Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2018;

(b)	The Registrant's Reports on Form 6-K furnished to the Commission on May 29, 2019 (financial results only), August 14, 2019 and September 4, 2019 (financial results only);

(c)	The Registrant’s Registration Statement on Form F-3 effective on August 20, 2019; and

(d)	The description of the Registrant's ordinary shares contained in the Registrant's Annual Report on Form 20-F for the year ended December 31, 2018.

In addition, all documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, and all Reports on Form 6-K submitted to the Commission subsequent to the date hereof, to the extent that such Reports indicate that information therein is incorporated by reference into the Registrant's Registration Statements on Form S-8, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

Item 4.  Description of Securities.

Not applicable.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty.  If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

Our articles of association allow us to exculpate any office holder from his or her liability to us for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. We provided an exemption letter to each of our directors and officers and agreed to provide the same to our future office holders.

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holder’s duty of care to the company or to another person; (ii) a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not prejudice the company’s interests; and (iii) a monetary liability imposed upon the office holder in favor of another person.

Our articles of association provide that, subject to any restrictions imposed by applicable law, we may procure, and/or undertake to procure, insurance covering any past or present or future office holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

Without derogating from the above, we may enter into a contract to insure the liability of an office holder for an obligation imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an office holder, in the following case: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law, 5728-1968 (as amended), or the “Israeli Securities Law”, or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or her, or incurred by him or her concerning acts or omissions performed by the office holder in such capacity for: (i) a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

The Israeli Companies Law provides that a company’s articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified.  It also provides that a company’s articles of association may permit the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

Our articles of association provide that we may indemnify an office holder retroactively for certain obligations or expenses imposed on such office holder in consequence of an act or omission done in such office holder’s capacity as an officer in our company.  These obligations and expenses include:

•
a monetary obligation imposed on the office holder in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

•
reasonable litigation expenses, including advocates’ professional fees, incurred by the office holder pursuant to an investigation or a proceeding commenced against the office holder by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on the office holder in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law), or that was terminated without an indictment but with a monetary charge imposed on the office holder in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

•
reasonable litigation expenses, including advocates’ professional fees, incurred by the office holder or which the office holder is ordered to pay by a court, in proceedings filed against the office holder by the company or on its behalf or by another person, or in a criminal indictment in which the office holder is acquitted, or in a criminal indictment in which the office holder is convicted of an offence that does not require proof of criminal intent;

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and

•	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

Our articles of association also provide that we may undertake to indemnify in advance an office holder, in accordance with the conditions set under applicable law, in respect of the obligations or expenses specified in (i)-(v) above, provided that such undertaking is limited to types of events which in the board of directors’ opinion may be anticipated, in light of our company’s activities, at the time of granting the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both of which are to be specified in the indemnification undertaking.

According to our compensation policy, the total amount of indemnification that our company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal 25% of the net equity of our company.

On October 17, 2017, our shareholders approved an updated indemnification agreement to be entered into with our directors and officers.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following: (i) a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company; (ii) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission committed with intent to derive an unlawful personal gain; and (iv) any fine or forfeiture imposed on the office holder.

Under the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, an office holder (other than the chief executive officer) must be approved by the company’s compensation committee and board of directors and, if such office holder is a director, also by the company’s shareholders.  Exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, the chief executive officer must be approved by the company’s compensation committee, board of directors and by a special majority of the shareholders.

We have agreed to indemnify our office holders for certain liabilities and expenses that may be imposed on them due to acts performed, or failures to act, in their capacity as office holders, including financial liabilities imposed by judgments or settlements in favor of third parties, and reasonable litigation expenses imposed by a court in relation to criminal charges from which the indemnitee was acquitted or criminal proceedings in which the indemnitee was convicted of an offense that does not require proof of criminal intent, all subject to Israeli law and certain limitations in the agreements.  The aggregate amount we may pay our office holders pursuant to our indemnification undertaking may not exceed, jointly and in the aggregate, $2 million but in any event not more than 25% of our company’s net equity.  We currently maintain directors’ and officers’ liability insurance with a per claim and aggregate coverage limit of $10 million.  Under our current directors and officers liability insurance policy, losses will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

Item 8. EXHIBITS.

Exhibit No.
4.1	Memorandum of Association (1)

4.2	Articles of Association, as amended (2)

4.3	Eltek Ltd. 2018 Share Incentive Plan

5	Opinion of Amit, Pollak, Matalon & Co., Advocates

23.1	Consent of Amit, Pollak, Matalon & Co., Advocates (contained in Exhibit 5)

23.2	Consent of Kost Forer Gabbay and Kasierer, a Member of Ernst & Young Global

24	Power of Attorney (included as part of this Registration Statement)
________________________________________

(1)	Filed as Exhibit 1.1 to our registration statement on Form F-1, registration number 333- 229740, as amended, and incorporated herein by reference.

(2)	Included in Exhibit 99.1 to our Report of Foreign Issuer on Form 6-K filed on September 12, 2013 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Petah Tikva, Israel on September 26, 2019.

ELTEK LTD.

By:	/s/ Eli Yaffe
Name:	Eli Yaffe
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eli Yaffe and Alon Mualem, and each of them severally, his true and lawful attorney-in-fact, and agent each with power to act with or without the other, and with full power of substitution and resubstitution, to execute in the name of such person, in his capacity as a director or officer of Eltek Ltd., any and all amendments to this Registration Statement on Form S-8 and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 26, 2019 by the following persons in the capacities indicated.
Signature	Title

/s/ Eli Yaffe	Chief Executive Officer (Principal Executive Officer)
Eli Yaffe

/s/ Alon Mualem	Chief Financial Officer (Principal Financial and Accounting Officer)
Alon Mualem

/s/ Yitzhak Nissan	Chairman of the Board
Yitzhak Nissan

/s/ Mordechai Marmorstein	Director
Mordechai Marmorstein

/s/ David Rubner	Director
David Rubner

/s/ Erez Meltzer	Director
Erez Meltzer

/s/ Gad Dovev	External Director
Gad Dovev

/s/ Ilana Lurie	External Director
Ilana Lurie

ELTEK USA, INC.		Authorized Representative in the United States

By:	/s/ Eli Yaffe
Name: Eli Yaffe
Title: Authorized Signatory